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Exhibit 4.4.(I)

        LOAN AGREEMENT

between

CITY OF FORSYTH, ROSEBUD COUNTY, MONTANA

and

THE MONTANA POWER COMPANY

Dated as of December 1, 1993

Relating to
$80,000,000
Pollution Control Revenue Refunding Bonds
(The Montana Power Company Colstrip Project)
Series 1993B

        The amounts payable by The Montana Power Company to the City of Forsyth, Rosebud County, Montana, under Sections 4.04 and 9.01 of this Loan Agreement and on the First Mortgage Bonds delivered by such Company pursuant to this Loan Agreement, together with certain other amounts payable by such Company under this Loan Agreement and certain other rights of such City under this Loan Agreement, have been pledged and assigned to The First National Bank of Chicago, as trustee under the Indenture of Trust, dated as of December 1, 1993, of such City to such Trustee. For the purpose of perfecting the security interest of such Trustee in such amounts payable, and such rights assigned to such Trustee, under the Montana Uniform Commercial Code—Secured Transactions or otherwise, the counterpart of this Loan Agreement delivered, pledged and assigned to such Trustee shall be deemed the original thereof.

i

	Section 10.04.	Amendments	16
	Section 10.05.	Counterparts	16
	Section 10.06.	Severability	16
	Section 10.07.	Governing Law	16
Exhibit A.	Colstrip Units Nos. 3 and 4 Pollution Control Facilities		A-1

ii

        Section 7.02. Instruments Furnished to Trustee.    The Company shall, within fifteen (15) days after the delivery thereof, furnish to the Issuer and the Trustee a true and complete copy of the agreements or other documents effectuating any such assignment.

        Section 7.03. Limitation.    This Loan Agreement shall not be assigned nor shall the Facilities be leased or sold, in whole or in part, except as provided in this Article VII or in Sections 3.01 or 6.01.

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

        Section 8.01. Events of Default.    Each of the following events shall constitute and is referred to in this Loan Agreement as an "Event of Default":

        (a)    a failure by the Company to pay when due any amounts required to be paid under Section 4.04(a) hereof, which failure results in an Event of Default under Sections 8.01(a) or 8.01(b) of the Indenture;

        (b)    a failure by the Company to pay when due any amount required to be paid under this Loan Agreement or to observe and perform any covenant, condition or agreement on its part to be observed or performed (other than a failure referred to in subsection (a) above), which failure shall continue for a period of ninety (90) days after written notice, specifying such failure and requesting that it be remedied, shall have been given to the Company by the Issuer or the Trustee, unless the Issuer and the Trustee shall agree in writing to an extension of such period prior to its expiration; provided, however, that the Issuer and the Trustee will be deemed to have agreed to an extension of such period if corrective action is initiated by the Company within such period and is being diligently pursued; or

        (c)    an occurrence of a "Default" as such term is defined in Section 65 of the Mortgage.

        Section 8.02. Force Majeure.    The provisions of Section 8.01(b) hereof are subject to the following limitations: If by reason of acts of God; strikes, lockouts or other industrial disturbances; acts of public enemies; orders of any kind of the government of the United States or of the State of Montana or any department, agency, political subdivision, court or official of any of them, or any civil or military authority; insurrections; riots or other untoward conduct; epidemics; landslides; lightning; earthquakes; volcanoes; fires; hurricanes; tornadoes; storms; floods; washouts; droughts; arrests; restraint of government and people; civil disturbances; explosions; breakage or accident to machinery; partial or entire failure of utilities; or any cause or event not reasonably within the control of the Company, the Company is unable in whole or in part to carry out any one or more of its agreements or obligations contained herein, other than its obligations under Sections 4.04, 5.01, 5.03, 5.04, 5.05 and 6.01 hereof and on the First Mortgage Bonds, the Company shall not be deemed in default by reason of not carrying out said agreement or agreements or performing said obligation or obligations during the continuance of such inability. The Company shall make reasonable efforts to remedy with all reasonable dispatch the cause or causes preventing it from carrying out its agreements and obligations; provided, that the settlement of strikes, lockouts and other industrial disturbances shall be entirely within the discretion of the Company, and the Company shall not be required to make settlement of strikes, lockouts and other industrial disturbances by acceding to the demands of the opposing party or parties when such course is in the judgment of the Company unfavorable to the Company.

        Section 8.03. Remedies.    (a) Upon the occurrence and continuance of any Event of Default, the Trustee, as assignee of the Issuer may take, or cause to be taken, any action at law or in equity as may appear necessary or desirable to collect any payments then due and thereafter to become due, or to enforce performance and observance of any obligation, agreement or covenant of the Company herein.

        (b)    Any waiver of any "Event of Default" under the Indenture and a rescission and annulment of its consequences shall constitute a waiver of any corresponding Event of Default under this Loan Agreement and a rescission and annulment of the consequences thereof.

        (c)    Any amounts collected from the Company pursuant to this Section 8.03 shall be applied in accordance with the Indenture. No action taken pursuant to this Section 8.03 shall relieve the Company from the Company's obligations pursuant to Section 4.04 hereof.

        Section 8.04. No Remedy Exclusive.    No remedy conferred upon or reserved to the Issuer hereby is intended to be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No delay or omission to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient. In order to entitle the Issuer to exercise arty remedy reserved to it in this Article VIII, it shall not be necessary to give any notice, other than such notice as may be herein expressly required. Such rights and remedies as are given the Issuer hereunder shall also extend to the Trustee. The Trustee and the Owners, subject to the provisions of the Indenture, shall be entitled to the benefit of all covenants and agreements herein contained.

        Section 8.05. Reimbursement of Attorneys' Fees.    If the Company shall default under any of the provisions hereof and the Issuer or the Trustee shall employ attorneys or incur other reasonable and proper expenses for the collection of payments due hereunder or for the enforcement of performance or observance of any obligation or agreement on the part of the Company contained herein, the Company will on demand therefor reimburse the Issuer or the Trustee, as the case may be, for the reasonable fees of such attorneys and such other reasonable expenses so incurred.

        Section 8.06. Waiver of Breach.    In the event any obligation created hereby shall be breached by either of the parties hereto and such breach shall thereafter be waived by the other party, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach hereunder. In view of the assignment of certain of the Issuer's rights and interests hereunder to the Trustee, the Issuer shall have no power to waive any default hereunder by the Company in respect of such rights and interests without the consent of the Trustee and the Trustee may exercise any of the rights of the Issuer hereunder.

        Section 8.07. No Liability of Issuer.    The Bonds are issued under and pursuant to the Act and shall be limited obligations of the Issuer payable solely out of the Receipts and Revenues of the Issuer from the Loan Agreement. No holder of any Bond has the right to compel any exercise of the taxing power of the Issuer to pay the Bonds or the interest or premium, if any, thereon, and the Bonds shall not constitute an indebtedness of the Issuer or a loan of credit thereof within the meaning of any constitutional or statutory provisions.

ARTICLE IX

REDEMPTION OF BONDS

        Section 9.01. Redemption of Bonds.    The Issuer shall take, or cause to be taken, the actions required by the Indenture to discharge the lien thereof through the redemption, or provision for payment or redemption, of all Bonds then Outstanding, or to effect the redemption, or provision for payment or redemption, of less than all the Bonds then Outstanding, upon receipt by the Issuer and the Trustee from the Company of a notice designating the principal amount and maturity of the Bonds to be redeemed, or for the payment or redemption of which provision is to be made, and, in the case of redemption of Bonds, or provision therefor, specifying the date of redemption, which shall not be less than forty-five (45) days from the date such notice is given, the applicable provision of the

Indenture and that all conditions precedent to the Company's right to direct the redemption or the provision for payment or redemption of the Bonds contained in the Indenture have been complied with. Except in the case of a redemption pursuant to Section 3.01(c) of the Indenture, such notice (unless otherwise stated therein) shall be revocable by the Company at any time prior to the time at which the Bonds to be redeemed, or for the payment or redemption of which provision is to be made, are first deemed to be paid in accordance with Article VII of the Indenture. The Company shall furnish any moneys required by the Indenture to be deposited with the Trustee or otherwise paid by the Issuer in connection with any of the foregoing purposes including moneys for payment of any premium on the Bonds which is not otherwise provided for.

        Section 9.02. Compliance with the Indenture.    Anything in this Loan Agreement to the contrary notwithstanding, the Issuer and the Company shall take all actions required by this Loan Agreement and the Indenture in order to comply with Section 3.01(c).of the Indenture.

ARTICLE X

MISCELLANEOUS

        Section 10.01. Term of Loan Agreement.    This Loan Agreement shall remain in full force and effect from the date hereof until the right, title and interest of the Trustee in and to the Trust Estate shall have ceased, terminated and become void in accordance with Article VII of the Indenture and until all payments required under this Loan Agreement shall have been made. Any moneys remaining in the Bond Fund after the right, title and interest of the Trustee in and to the Trust Estate shall have ceased, terminated and become void shall be paid to the Company.

        Section 10.02. Notices.    Except as otherwise provided in this Loan Agreement, all notices, certificates, requests, requisitions and other communications hereunder shall be in writing and shall be sufficiently given and shall be deemed given when mailed by first-class mail, postage prepaid, addressed as follows: if to the Issuer, at City Hall, Forsyth, Montana 59327, Attention: Mayor; if to the Company, at 40 East Broadway, Butte, Montana 59701, Attention: Treasurer; and if to the Trustee at such address as shall be designated in the Indenture. A copy of each notice, certificate, request or other communication given hereunder to the Issuer, the Company or the Trustee shall also be given to the others. Any of the foregoing may, by notice given hereunder, designate any further or different addresses to which subsequent notices, certificates, requests or other communications shall be sent.

        Section 10.03. Parties In Interest.    This Loan Agreement shall inure to the benefit of and shall be binding upon the Issuer, the Company and their respective successors and assigns, and no other person, firm or corporation shall have any right, remedy or claim under or by reason of this Loan Agreement; provided, however, that neither the Issuer, the State of Montana, or any political subdivision thereof shall in any event be liable for the payment of the principal of, or premium, if any, or interest on, the Bonds or for the performance of any pledge, mortgage, obligation or agreement created by or arising out of the Loan Agreement or the issuance of the Bonds; and provided, further, that neither the Bonds nor any obligation of the Issuer created by or arising under this Loan Agreement shall constitute an indebtedness or loan of credit of the Issuer, the State of Montana or any political subdivision thereof within the meaning of any constitutional or statutory provisions whatsoever, but shall be limited obligations of the Issuer payable solely out of the revenues derived from the First Mortgage Bonds or this Loan Agreement, or from the sale of the Bonds, or income earned on invested funds as provided herein and in the Indenture.

        Section 10.04. Amendments.    This Loan Agreement may be amended only by written agreement of the parties hereto, subject to the limitations set forth herein and in the Indenture.

        Section 10.05. Counterparts.    This Loan Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original; but such counterparts shall together constitute but one and the same Loan Agreement.

        Section 10.06. Severability.    In case any one or more provisions of this Loan Agreement shall, for any reason, be held to be illegal or invalid, such illegality or invalidity shall not affect any other provisions hereof, and this Loan Agreement shall be construed and enforced as if such illegal or invalid provisions had not been contained herein.

        Section 10.07. Governing Law.    The laws of the State of Montana shall govern the construction and enforcement of this Loan Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed as of the day and year first above written.

CITY OF FORSYTH, ROSEBUD COUNTY, MONTANA
By:	/s/ WARREN BANKER Mayor
ATTEST: /s/ DANIEL D. WATSON
City Clerk
THE MONTANA POWER COMPANY
By:	/s/ JERROLD P. PEDERSON Vice President and Chief Financial Officer

EXHIBIT A

COLSTRIP UNITS NOS. 3 AND 4 POLLUTION CONTROL FACILITIES

1.
POLLUTION CONTROL EQUIPMENT

  Scrubber System

  The air pollution control facilities employed on Units #3 and #4 consist of a complete scrubber system, including duet work, plenums, scrubber vessels, reheaters and induced draft fans, together with infrastructures, monitoring and electrical controls and instrumentation therefore, for the purpose of removing the sulfur dioxide (S02) and particulate matter from the flue gas. The scrubber system also includes a scrubber maintenance facility, Including a machine shop and laboratory dedicated to the scrubber system and an environment monitoring laboratory for the pollution control facilities. The scrubber system utilizes the Wet Venturi Principle and consists of eight modules for each unit through which the steam generator gases from the burned coal must pass.

  The gases in the scrubber are contacted with finely atomized scrubber slurry. Within the stated performance of the system, fly ash particulates are removed by the slurry droplets. The sulfur dioxide reacts with the alkali contained in the slurry which results from the mixing of water, fly ash particulates, hydrated high calcium lime and hydrated dolomitic lime. A major portion of the sulfur dioxide is converted to solid sulfate compounds which are retained in the scrubber liquid and can, therefore, be piped to and deposited in an ash pond together with the particulate.

  After the flue gas passes through the venturi section, absorption sprays and wash trays, it is processed through a demister which removes any entrained slurry and Is then reheated and discharged through the stack.

  The slurry system in the Units #3 and #4 scrubber system consists of recycle tanks, regenerators, agitators, pumps and pipelines. The slurry from the Units #3 and #4 scrubber system is transported to an effluent holding pond and involves. the use of effluent holding tanks, agitators, pumps and pipelines. A separate wash tray pond system is used to store the suspended solids collected from the wash tray system. Reclaimed water tram the clear water section of these ponds is circulated back to the scrubber system.—

  Lime Storage

  The sole purpose of the lime system is to supply the lime slurry requirements of the scrubber regeneration system. There is one lime system that serves the sixteen scrubbers for Units #3 and #4. Major components of the system include tour slakers, in which calcined high calcium lime is reacted with water to produce a hydrated lime slurry, slurry transfer tanks, where the slurry is diluted with water and mixed with dry hydrated dolomitic lime, slurry feed storage tanks, where the slurry will be held for use by the regenerators as needed, hydrators, for mixing calcined dolomitic lime with water, and agitators.

  Scrubber Sludge Disposal

  Effluent slurry is pumped from the plant to the sludge disposal pond located approximately three miles southeast of the plant. The suspended solids settle to the pond bottom and the clear water is pumped back to the plant.

  There are two phases in the development of this pond. The first phase requires the construction of one dam 108 feet high and 1,100 feet in length. A saddle dam must also be added. The saddle dam will vary in height with a maximum height for this phase of 36 feet and be approximately

  2,800 feet in length. The capacity of Phase 1 will be 6,560 acre-feet and it will last approximately 10 years.

  The development of the second phase will require that the original dam be raised to 138 feet in height and increased to a length of 2,500 feet. The saddle dam will be raised to a maximum height of 66 feet and a total length of 3,500 feet. The capacity of the second phase will be an additional 7,000 acre-feet and It will last approximately 12 years, for a total life of 22 years. The construction of the second phase is not included in cost reported at this time.

  The sludge disposal pond design takes into account a permit requirement for minimum seepage, by providing low permeability plastic concrete filled trenches around the periphery of the pond constructed during the course of Phase 1 work.

  Coal Dust Control System

  The coal dust control system is designed to collect, store and treat coal dust resulting from mining, crushing, handling and storing coal in the course of normal Units #3 and #4 operations. To control coal dust air pollution the points where coal is transferred between conveyors or placed in coal piles have been enclosed. The coal transfer stations between conveyors are enclosed with steel framed structures with metal siding. The structures are equipped with vacuum filtration systems, consisting of ducts, blowers, dust removal filters and associated equipment, to remove coal dust from exhaust air from the structures, and are also equipped with mechanical dust collectors. The mainline 45,000 ton coal storage pile is enclosed with a 340 long A-frame precut panel concrete structure designed to contain coal dust, thereby allowing its removal and treatment.

  Cooling Tower Drift Containment Control Facility

  Operation of the cooling towers produces exhaust air emissions containing circulating water, particles and other pollutants generally known as cooling tower drift. To control release of these air pollutants, the cooling towers are provided with high efficiency drift eliminators, located at the top of the cooling tower structures, which remove drift from the cooling tower exhaust air.

2.
SOLID WASTE DISPOSAL

  Bottom Ash Disposal

  The function of the bottom ash disposal system is to remove accumulations of furnace bottom ash, pulverizer pyrites, economizer ash, and air preheater fly ash by means of a water-ash slurry to a disposal pond located approximately 2,000 feet southeast of the plant site. The system consists generally of three sets of fly ash hoppers, (economizer, air heater, and flue gas duct hoppers) pyrite hoppers, the bottom ash hopper, an 18,000 gallon transfer tank, a settling pond, a clear water pond and various pumps, and pipelines.

  Clinker grinders are used to grind the bottom ash which is then mixed with water and sluiced to the ash transfer tank.

  The economizer ash collected In economizer hoppers falls by gravity to the ash transfer tank.

  The pyrites are collected in local tanks and sluiced to the ash transfer tank.

  Ash collected in the flue gas duct hoppers and air preheater hoppers is sluiced to the ash transfer tank.

  Those ashes are pumped from the ash transfer tank to the bottom ash pond. Reclaimed water is returned from the bottom ash disposal pond and redistributed to the various sections of the bottom ash disposal system.

  The solid waste disposal facilities for purposes of the issuance of the Notes include only so much of the bottom ash disposal system as is external to the plant building and include piping from the building to the settling pond, the pond itself, return water pumps and lines, a clear water pond and piping back to the plant building.

3.
WATER POLLUTION CONTROL

  North Plant Sediment Pond

  The north plant sediment pond is designed to collect and store the storm runoff from the general north plant area. These waters are retrained In the pond, allowing natural evaporation to desiccate the pond. This prevents high quantities of suspended solids from being discharged to Armells Creek or other state surface waters.

  North Plant Area Drainage System

  The north plant area drainage system is designed to collect and store storm runoff from the water treatment building, fuel oil handling area and the cooling tower area in the north plant area drain pond. The pond also serves as a storage facility for one cooling tower basin drain, cooling tower overflow, water treatment filter backwash, and for the cooling tower blowdown water not used in the flue gas scrubbing process. These waters are potentially contaminated with oil and high suspended and dissolved solids, and this system stores these discharges preventing any discharge to Armeils Creek or other state surface waters. The north plant area drainage system consists of collection basins, piping, concrete culverts, yard drains, manholes and special yard gradings (berms) which route these discharges to the north plant area sump and north plant area drain pond. The north plant area drain pond incorporates a hypalon liner to comply with a permit requirement for minimum seepage. The oil separator section of the sump receives oily surface collection drains. The oil and water are separated. The oil from the stamp is then trucked away for disposal.

  The water discharges are either pumped to the scrubber effluent holding pond via a 6" diameter pipeline, 19,000 feet in length for evaporation, to the circulating water system, or to the plant oily waste sump as appropriate. Each discharge arrangement has its own set of sump pumps. The pumps and piping system which discharge to the plant oily waste sump are not Included in the costs covered by this Report, nor is the circulating water system. The waters recovered are excess to any plant requirements and recovery of the waters does not provide any economic benefit to the plant.

  Chemical and Oily Waste System

  The chemical and oily waste system is designed to collect, store, treat and dispose of chemical and oily wastes resulting from the normal operation of Units #3 and #4. This system consists of drains and pipes, oil separators, chemical waste stamps, chemical waste neutralizing tanks, neutralizing chemical storage tanks, chemical inspection equipment, and associated mechanical and electrical control equipment.

  The chemical waste drainage system includes drains and neutralization tanks for collection and treatment of chemical waste. Chemical waste drains are located throughout Units #3 and #4, and are used to collect and transfer chemical waste to holding stamps and neutralization tanks. The neutralization equipment includes chemical storage and Injection equipment as well as controls and instrumentation.

  The oily waste drainage system is made up of a network of drains which collect oily waste from throughout Units #3 and #4, and dispose of the wastes in the Units #3 and #4 main water-oil sump. Oil separation chambers in the stamp allow for oil removal. The treated water is monitored for trace oil levels and released. After separation, the waste oil is removed by a contractor to an offsite disposal area.

  Cooling Tower Slowdown System

  The cooling tower blowdown system consists of a 6" pipeline from the cooling tower to the waste disposal pond where the blowdown is treated by settlement and evaporation In accordance with water pollution control requirements.

  Groundwater Monitoring Wells

  Groundwater monitoring wells have been installed around the various ponds associated with the plant operation. These ponds include the scrubber effluent holding pond, the scrubber drain pond, the scrubber wash tray pond, the bottom ash pond, and the north plant area effluent pond. These groundwater monitoring wells provide the ability through sampling to detect and quantify accidental discharges from the above mentioned plant storage and waste ponds. This is necessary to show compliance with State Groundwater Standards and with permit requirements for minimum seepage.

QuickLinks

  Exhibit 4.4.(I)
TABLE OF CONTENTS
ARTICLE VIII EVENTS OF DEFAULT AND REMEDIES
ARTICLE IX REDEMPTION OF BONDS
ARTICLE X MISCELLANEOUS
EXHIBIT A COLSTRIP UNITS NOS. 3 AND 4 POLLUTION CONTROL FACILITIES